Advanta Corporation
Welsh & McKean Roads
P.O. Box 844
Spring House, PA 19477

November 20, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advanta Corp. Form S-3 on Form S-3/A (File No. 333-157892)

Ladies and Gentlemen:

On March 13, 2009, Advanta Corp. (the “Company”) filed a Registration Statement on Form S-3 (File No. 333-157892) (the “Form S-3”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), and on July 17, 2009 and August 21, 2009 the Company filed Amendment No. 1 and Amendment No. 2, respectively, on Forms S-3/A (the Forms S-3/A and the Form S-3 being referred to collectively as the “Registration Statement”).

Pursuant to Rule 477 promulgated under the Act, the Company hereby requests withdrawal of the Registration Statement, together with all exhibits thereto. The Company is requesting withdrawal of the Registration Statement because it has determined not to proceed with the offering described in the Registration Statement at this time. The Company hereby confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company also requests, in accordance with Rule 457(p) promulgated under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

If you have any questions regarding this matter, please do not hesitate to contact me at (215) 444-5927. Thank you for your attention to this matter.

Sincerely,

Advanta Corp.

By: /s/ Jay A. Dubow

Name: Jay A. Dubow
Title:   Senior Vice President and General Counsel